                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)

                         Lone Star Technologies, Inc.
                    ---------------------------------------
                               (Name of Issuer)


                            Shares of Common Stock
                     -------------------------------------
                        (Title of Class of Securities)


                                   542312103
                          ---------------------------
                                (CUSIP Number)

                              Michael S. Paquette
                              Vice President and
                           Chief Accounting Officer
                   Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                 Main Street,
                            Norwich, Vermont 05055
                                (802) 649-3633
                            -----------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               December 30, 1994
                             --------------------
            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
______.

    Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five per cent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto re porting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 542312103
- --------------------------------------------------------------------------------

(1)  Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

                   Fund American Enterprises Holdings, Inc.
                                  94-2708455

- --------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) ________________ of a Group (See Instructions)
                                            (b)  ________________

(3)  (SEC Use Only)

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization          Delaware
                                                   --------

     Number of Shares                         (7)  Sole Voting Power
                                                   -------------------
     Beneficially Owned
     by Each Reporting                        (8)  Shared Voting Power
                                                   -------------------
     Person With                                   988,000
                                              (9)  Sole Dispositive Power
                                                   ----------------------

                                              (10) Shared Dispositive Power
                                                   ------------------------
                                                   988,000

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      988,000

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

- --------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)
      Approximately 4.8%

- --------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)  HC, CO

- --------------------------------------------------------------------------------

                              CUSIP NO. 542312103

- --------------------------------------------------------------------------------

(1)  Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

                        Fund American Enterprises, Inc.
                                  51-0328932

- --------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) ________________ of a Group (See Instructions)
                                            (b)  ________________

(3)  (SEC Use Only)

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization          Delaware
                                                   --------

     Number of Shares                         (7)  Sole Voting Power
                                                   -----------------
     Beneficially Owned
     by Each Reporting                        (8)  Shared Voting Power
                                                   -------------------
     Person With                                   988,000
                                              (9)  Sole Dispositive Power
                                                   ----------------------

                                              (10) Shared Dispositive Power
                                                   ------------------------
                                                   988,000

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     988,000

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

- --------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 4.8%

- --------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO

- --------------------------------------------------------------------------------

                              CUSIP NO. 542312103

- --------------------------------------------------------------------------------

(1)  Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

                   Source One Mortgage Services Corporation
                                  38-2011419

- --------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) ________________ of a Group (See Instructions)
                                            (b)  ________________

(3)  (SEC Use Only)

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization          Delaware
                                                   -------------------

     Number of Shares                         (7)  Sole Voting Power
                                                   -------------------
     Beneficially Owned
     by Each Reporting                        (8)  Shared Voting Power
                                                   -------------------
     Person With                                   200,000
                                              (9)  Sole Dispositive Power
                                                   ----------------------

                                              (10) Shared Dispositive Power
                                                   ------------------------
                                                   200,000

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     200,000

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

- --------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 1.0%

- --------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions) CO

- --------------------------------------------------------------------------------

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 9 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AS AMENDED ON DECEMBER 20, 1990, AUGUST 24, 1993, DECEMBER 22, 1993, MARCH 14, 1994 AND NOVEMBER 8, 1994. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.


Item 1.      Security and Issuer.
             --------------------


Item 2.      Identity and Background.
             ------------------------


Item 3.      Source and Amount of Funds or Other Consideration.
             --------------------------------------------------


Item 4.      Purpose of Transaction
             ----------------------

             Sales by FAE outlined in Schedule II attached hereto, which is incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of the Issuer or in connection with, or as a participant in, any transaction having such purpose or effect.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

        (a) & (b) FAEH owns all 988,000 Shares indirectly; 200,000 through FAE through SOMSC and 788,000 through FAE. The amount and percentage of Shares beneficially owned is as follows:


                                                  Percentage of
                           Shares                   Shares
                        Beneficially              Beneficially
 Person                    Owned                     Owned
 ------                ------------              -------------
  FAEH                    988,000                     4.8%
  FAE                     988,000                     4.8%
 SOMSC                    200,000                     1.0%

         FAEH shares voting power and dispositive power with respect to 200,000 Shares with FAE and SOMSC and with respect to 788,000 Shares with FAE.

        (c) Neither Mr. Arthur Zankel, a director of FAEH, nor First Manhattan Co., a partnership in which Mr. Zankel is a general partner, directly owns any Shares. Mr. Zankel does not have discretionary authority over any Shares owned by First Manhattan Co.'s clients. Other partners in First Manhattan Co. (not including Mr. Zankel) own 8,000 Shares and have discretionary authority over 1,486 Shares owned by First Manhattan Co.'s clients.

        (d) None

        (e) As of December 30, 1994, FAEH, FAE and SOMSC ceased to be the beneficial owners of more than five percent of Shares of Common Stock of Lone Star Technologies, Inc.

                                   SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 3, 1995

                                        FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                        BY:              /S/
                                           ------------------------------------
                                           Name:    Michael S. Paquette
                                           Title:   Vice President and
                                                    Chief Accounting Officer



                                        FUND AMERICAN ENTERPRISES, INC.,


                                        BY:            /S/
                                           ------------------------------------
                                           Name:    Terry L. Baxter
                                           Title:   President and Secretary



                                        SOURCE ONE MORTGAGE SERVICES
                                        CORPORATION


                                        BY:            /S/
                                           -----------------------------------
                                           Name:    Michael S. Paquette
                                           Title:   Authorized Representative  *


*  Power of Attorney already on file

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

        Sales of Shares of Common Stock of Lone Star Technologies, Inc. by the Reporting Person and by persons listed in Schedule I within the last 60 days.


Sold by           Date        Number Sold      Unit Price
- -------           ----        -----------      ----------
     FAE        11-08-94      1,000,000          $7.25
     FAE        12-16-94          7,600          $7.00
     FAE        12-21-94          5,000          $7.00
     FAE        12-29-94         10,000          $7.00
     FAE        12-30-94        510,000          $7.00